January 16, 2025

Andrew Lee
Chairman
BAO Holding Limited
Unit A4, 5/F
Tsing Yi Industrial Centre Phase 1
Nos. 1-33 Cheung Tat Road
Tsing Yi, New Territories
Hong Kong

       Re: BAO Holding Limited
           Draft Registration Statement on Form F-1
           Submitted December 20, 2024
           CIK No. 0002049184
Dear Andrew Lee:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise the cover page to disclose that you are a "controlled company" under
       Nasdaq listing standards. In this discussion, please disclose that Ever Topmax
       Limited, an entity wholly-owned by Mr. Lee, your founder and Chairman, is the controlling shareholder and disclose the controlling shareholder's total voting power.
       Additionally, please include and cross-reference to risk factor disclosure and a longer discussion of the exemptions available to you as a "controlled company." January 16, 2025
Page 2

2. We note that you have a dual class structure. Where you describe the rights of your
       Class A and Class B ordinary shares on the cover page, please revise to identify this structure as a dual class structure. Additionally, please revise to disclose the total voting power controlled by Class B ordinary shares and include a cross-reference to risk factors discussing material risks related to this dual class structure.
About this Prospectus, page 3

3.     You state that    [i]nvestors should not place undue reliance on the
facts, statistics and
       data contained in this prospectus    [you] do not guarantee the accuracy
and
       completeness of such information. .. a variety of factors.. could cause results to differ materially from those expressed in the estimates made by the independent parties and
       by [you].    This statement may imply an inappropriate disclaimer of
responsibility
       with respect to such information. Please either delete this statement or specifically state that you are liable for such information.
Definitions, page 5

4. We note your disclosure that you exclude Hong Kong and Macau from your definition
       of the    PRC    or    China   . Please revise to remove the exclusion
of Hong Kong and
       Macau from such definition. Clarify that all the legal and operational risks associated
       with having operations in the People   s Republic of China (PRC) also
apply to
       operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong differs from PRC law and describe any risks and consequences to the company
       associated with those laws.
Prospectus Summary
Transfer of cash to and from our subsidiaries, page 15

5. Please revise this section to quantify any dividends or distributions made to investors.
       In this regard, we note your disclosure on the cover page about BoxAO s dividend on
       September 30, 2022.
Risk Factors, page 19

6. We note that Mr. Lee appears to have management, advisory or directorship positions with other companies and may allocate his time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers' outside business relationships.
We are exposed to risks related to concentration of earnings..., page 22

7.     We note your disclosure here that    For the year ended June 30, 2023,
two customers
       accounted for 60.1% and 25.7% of the Company   s total revenue,
respectively. For the
       year ended June 30, 2024, four customers accounted for 28.6%, 28.5%, 22.5% and
 January 16, 2025
Page 3

       12.6% of the Company   s total revenue, respectively.    Please clarify
whether your
       fiscal year ends on June 30 or March 31 as noted elsewhere in the prospectus. In this regard, we note that on page F-14 you report the same numbers but for the period ended March 31.
Use of proceeds, page 42

8. You state that approximately 25% of net proceeds will be used for acquisitions. Please revise to clarify whether you have any current plans, commitments or understandings to acquire complementary businesses, assets and technologies. Refer to
Item 3.C of
       Form 20-F.
Dilution, page 45

9. We note that you disclose the historical US$ net tangible book value per Class A
       Ordinary Share as of March 31, 2024. However, we also note that your Capitalization table and financial statements are presented in HK$. Please consider revising to also quantify the historical net tangible book value per share in HK$ and to provide a convenience translation in US$ for the Capitalization table. Also, please ensure that the dilution reconciliation table is on a per share basis. In this regard, it appears that the disclosed historical net tangible book value per Class A Ordinary Share of 173,140 is not actually on a per share basis.
Liquidity and Capital Resources, page 49

10. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not be sufficient, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.
Business
Customers and Suppliers, page 63

11. We note that four customers accounted for 28.6%, 28.5%, 22.5% and 12.6% of your total revenue for the most recently completed fiscal year included in this filing. Please revise your Business or MD&A section to identify these customers and disclose the material terms of your material agreements with each of these customers, including the term, termination provisions and any minimum purchase requirements.
       Additionally, please file these material agreements. See Item 601(b)(10) of Regulation
       S-K.
12. In order to provide more context to your discussion of customer concentration, please revise your Business or MD&A section to disclose your total number of customers as of the end of each fiscal period included in your filing.
13. We note that three vendors accounted for 32.0%, 25.9% and 16.8% of your total purchases for the most recently completed fiscal year included in this filing. Please revise your Business or MD&A section to identify these vendors and disclose the material terms of your material agreements with each of these vendors, including the term, termination provisions and any minimum purchase requirements.
       Additionally, please file these material agreements. See Item 601(b)(10) of Regulation
 January 16, 2025
Page 4

       S-K. Lastly, please consider including a risk factor discussing material risks arising from this concentration of vendors.
Enforceability of civil liabilities, page 99

14.    We note your disclosure here that    the auditors of [y]our Company
reside outside the
       United States   , which appears to contradict your statement on page 11
that    TAAD is
       headquartered in the United States.    Please revise to address the
discrepancy or
       advise.
Financial Statements for Fiscal Years Ended March 31, 2024 and 2023
Note 1. Nature of business and reorganization, page F-7

15. We note your disclosure regarding the expected reorganization transaction. Please
       revise to disclose who owns Boxasone Limited (   BoxAO   ) prior to the
reorganization
       transaction. In this regard, we note on page 51 you disclose that Ever Topmax will transfer all issued shares of Forever Brand to the company as part of the reorganization transaction, but do not disclose the individual/entity that will transfer the entire share capital of BoxAO to Forever Brand.
Note 3. Summary of significant accounting policies
Revenue recognition, page F-9

16. Regarding system development revenues, you disclose that customers are only obligated to pay to the company when the hardware and software passed the acceptance tests and that the revenues are recognized at a point in time when the project completed the acceptance test and ownership is transferred to the customer.
       Please revise to reconcile this to your disclosure on page F-12 that billings are typically based on (i) progress toward completion approved by customers, (ii)
       achievement of milestones or (iii) pre-agreed schedules, clarifying whether you have an enforceable right to payment for performance completed to date for such progress or achievement of milestones. We also note your risk factor disclosure on page 20 that if the project does not pass the acceptance tests you may not be able to receive your
       "final payment," which suggests you may have a right to receive payments from interim billings based on progress or milestones. Please tell us how you
       considered the guidance in paragraphs 31 - 38 and B83 - B86 of IFRS 15 in determining the timing of revenue recognition for system development revenues and the typical time period for system development projects.
Contract assets and contract liabilities, page F-12

17. We note your disclosure that the increase in contract assets is due to a change in the measure of progress. Please explain what the change in the measure of progress was and why this resulted in a significant increase in contract assets. Concentration of Risks, page F-14

18. You disclose that for the year ended March 31, 2024, four customers accounted for
       28.6%, 28.5%, 22.5% and 12.6%, respectively, of the total revenues, and for the year ended March 31, 2023 two customers accounted for 60.1% and 25.7%, respectively, of total accounts receivable. Please revise to distinguish your major customers each
 January 16, 2025
Page 5

       fiscal year by, for example, identifying them as customer A, customer B, customer C, etc., so as to clarify any changes in your major customers during the periods presented. In addition, clarify if true that the disclosures regarding the two customers for the year ended March 31, 2023 relates to revenues. In this regard, we note you also disclose one significant customer for March 31, 2023 receivables. Finally, revise to clarify whether the single significant customer in relation to receivables is the same customer for each period presented. Refer to paragraph 34 of IFRS 8. General

19. You disclose that you are a smaller reporting company. Please note that a foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please revise. Refer to
       Instruction 2 to Item 10(f) of Regulation S-K and SEC Release No.
34-88365.
20. We note that the resale prospectus included as a part of this registration statement currently contains many blanks. Please be advised that we may have comments on this resale prospectus when these blanks are filled in.
21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Joyce Sweeney at 202-551-3449 or Chris Dietz at
202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Darrin M. Ocasio, Esq.